Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

05011875

Group Secretariat

28th September 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited
2005 Interim Dividend

I enclose for your attention a notification dated 28th September 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Encl

Cng/DL/2005/2005interim-di/p17

Regulatory Announcement

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Dividend
Released	10:59 28-Sep-05
Number	8681R

JARDINE STRATEGIC HOLDINGS LIMITED

2005 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2005 interim dividend of the above Company. The dividend will be paid on 12th October 2005.

2005 interim dividend per share:	US cents 5.00
GBP equivalent:	2.8279 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

28th September 2005

www.jardines.com

END

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